Exhibit 77D(g)

                    SUPPLEMENT DATED FEBRUARY 3, 1998 TO THE
                 PROSPECTUS FOR THE PILGRIM AMERICA ELITE SERIES
                             DATED NOVEMBER 1, 1997



CHANGE TO CERTAIN INVESTMENT POLICIES OF PILGRIM AMERICA MAGNACAP FUND

         On February 2, 1998, the Board of Directors of Pilgrim America Investment Funds, Inc. (the "Company") approved changes to certain investment policies of the Pilgrim America MagnaCap Fund ("MagnaCap Fund"), which became effective on February 2. The investment objective of MagnaCap Fund continues to be growth of capital, with dividend income as a secondary consideration. The changes in investment policies revise to some degree the criteria generally used to select portfolio companies. The investment objective and policies of the MagnaCap Fund, as described on page 8 of the Prospectus, are changed to read as follows:

          MAGNACAP FUND. The Fund's objective is growth of capital, with dividend income as a secondary consideration. In selecting investments for the Fund, preservation of capital is also an important consideration. The Fund normally seeks its objectives by investing primarily in equity securities issued by companies that the Investment Manager determines are of high quality based upon the selection criteria described below. The equity securities in which the Fund may invest include common stocks, securities convertible into common stocks, rights or warrants to subscribe for or purchase common stocks, repurchase agreements, and foreign securities (including American Depository Receipts (ADRs)), although it is anticipated that the Fund normally will be invested as fully as practicable in equity securities in accordance with its investment policies. Assets of the Fund not invested in equity securities may be invested in high quality debt securities, as described in "Investment Techniques--Temporary Defensive and other Short-Term Positions." In a period that the Investment Manager believes presents weakness in the stock market or in economic conditions, the Fund may establish a defensive position to attempt to preserve capital and increase its investment in these instruments.

          MagnaCap  Fund is  managed  in  accordance  with the  philosophy  that companies that can best meet the Fund's objectives have paid increasing dividends or have had the capability to pay rising dividends from their operations. Normally, stocks are acquired only if at least 65% of the Fund's assets are invested in companies that meet the following criteria:

          1. CONSISTENT DIVIDENDS. A company must have paid or had the financial capability from its operations to pay a dividend in 8 out of the last 10 years.

          2. SUBSTANTIAL DIVIDEND INCREASES. A company must have increased its dividend or had the financial capability from its operations to have increased its dividend at least 100% over the past 10 years.
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          3.   REINVESTED  EARNINGS.  Dividend  payout  must be less than 65% of current earnings.

          4. STRONG BALANCE SHEET. Long term debt should be no more than 25% of the company's total capitalization or a company's bonds must be rated at least A- or A-3.

          5. ATTRACTIVE PRICE. A company's current share price should be in the lower half of the stock's price/earnings ratio range for the past ten years, or the ratio of the share price to its anticipated future earnings must be an attractive value in relation to the average for its industry peer group or that of the Standard & Poor's 500 Composite Stock Price Index.

          The Investment Manager may also consider other factors in selecting investments for the Fund. The remainder of the Fund's assets may be invested in equity securities that the Investment Manager believes have growth potential because they represent an attractive value. MagnaCap Fund may not invest more than 5% of its total assets in the securities of companies which, including predecessors, have not had a record of at least three years of continuous operations, and it may not invest in any restricted securities.

         No change has been made to the investment objectives or policies of the Pilgrim America High Yield Fund or the Pilgrim Government Securities Income Fund.